ELLIOT H. LUTZKER

                                                        885 Third Avenue
                                                        Suite 2800
                                                        New York, NY 10022
                                                        Main (212) 451-2900
                                                        Fax  (212) 451-2999
                                                        elutzker@rc.com
                                                        Direct (212) 451-2906

                                                        Also admitted in Florida




                                              November 23, 2005



Via EDGAR and Facsimile

Mr. Timothy Geishecker
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re:   Ocean West Holding Corporation
      Preliminary Information Statement filed on November 3, 2005
      File No. 000-49971

Dear Mr. Geishecker:

      In connection with the above-referenced matter and on behalf of our client Ocean West Holding Corporation (the "Company"), this is in response to the Staff's letter issued on November 22, 2005. We will address your comments in the order in which they appear in your letter. Wherever reference is made to the amended Information Statement, it refers to the amended Schedule 14C which we advised you will be filed shortly under a separate cover letter.

General

      1. The Registrant will register the Shares of Ocean West Enterprises under the Securities Act of 1933.

      2.    This comment has been complied with.

Ms. Timothy Geishecker
November 23, 2005
Page 2




      3. This comment has been complied with. The entire board of directors is acting as nominating committee.

      4.    This comment will be complied with under separate filings.

      Management's "Tandy" response has been provided in a separate letter filed on EDGAR, a copy of which is attached hereto.

      The Company believes that upon the filing of the revised Information Statement together with the revised Form 8-K/A it will have complied with all of the Staff's Comments. The Quarterly Report on Form 10-QSB for September 30, 2005 filed on November 21, 2005 includes the discontinued operations of Ocean West Enterprises in accordance with Comment No. 4. The June 30, 2005 Form 10-QSB, as well as the March and December Form 10-QSB's are not required to be mailed as exhibits and have been deleted from the Exhibit Index on page 20 of the Information Statement. Therefore, the Company believes it will be in compliance with all outstanding comments and able to mail the Information Statement once the above filings are made.

      Thank you for your consideration.


                                                        Very truly yours,

                                                        ROBINSON & COLE LLP


                                                        /s/ Elliot H. Lutzker
                                                        ---------------------
                                                        Elliot H. Lutzker


cc:   Darryl Cohen